EXHIBIT 4.9

DESCRIPTION OF WASTE MANAGEMENT, INC.’S COMMON STOCK

The following is a description of Waste Management, Inc. (“WM”) common stock, based on WM’s Third Restated Certificate of Incorporation (“Certificate of Incorporation”), WM’s Amended and Restated By-laws (“By-laws”) and applicable law, including the General Corporation Law of the State of Delaware (“DGCL”).  This description is a summary and is qualified in its entirety by reference to the Certificate of Incorporation and the By-laws, each of which is filed as an exhibit to WM’s Annual Report on Form 10-K as Exhibits 3.1 and 3.2, respectively.

Authorized Capital Stock

The Certificate of Incorporation authorizes 1,500,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share.

Common Stock

Dividends.    Subject to applicable law, holders of common stock are entitled to receive dividends when, as and if declared by WM’s Board of Directors. In certain cases, common stockholders may not receive dividends until WM satisfies its obligations to any preferred stockholders.

Voting Rights.    Each holder of common stock is entitled to one vote for each share of common stock held by such holder. Common stockholders do not have cumulative voting rights. To be elected, a director must receive a majority of the votes cast with respect to that director at a meeting at which a quorum is present; provided that if the number of nominees exceeds the number of directors to be elected as of the tenth day preceding the date that WM first mails it notice of meeting to its stockholders, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at such meeting and entitled to vote on the election of directors.  A majority of the votes cast means that the number of shares voted “for” a director must exceed 50% of the votes cast with respect to that director. The By-laws provide that if the number of shares voted “for” any incumbent director nominee does not exceed 50% of the votes cast with respect to that director, he or she will tender his resignation to the Board of Directors contingent on the acceptance of such resignation by the Board of Directors. The Nominating and Governance Committee of WM’s Board of Directors will then make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether other action should be taken.  The Board will act on the resignation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certificate of the election results.

Fully Paid Status.    All outstanding shares of WM’s common stock are validly issued, fully paid and non-assessable.

Liquidation or Dissolution.    If WM liquidates, dissolves or winds up its business, whether or not voluntarily, common stockholders will share ratably in the assets remaining for distribution to stockholders after WM pays its creditors and any preferred stockholders.

Listing.    WM’s common stock is listed on the New York Stock Exchange under the trading symbol “WM.”

Transfer Agent and Registrar.    The transfer agent and registrar for WM common stock is Computershare in Jersey City, New Jersey.

Preferred Stock

The Board of Directors is authorized, without obtaining stockholder approval, to issue one or more series of preferred stock. The Board's authority includes determining the number of shares of each series and the rights, powers, preferences and limitations, qualifications and restrictions of each series, including without limitation voting rights, dividend rights, conversion rights, redemption rights and any liquidation preferences. In this regard, the Board may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, and dividend or liquidation preferences that would restrict common stock dividends or adversely affect the assets available for distribution to holders of shares of common stock in the event of WM’s dissolution.

Authorized but Unissued Shares

Authorized but unissued shares of common stock or preferred stock can be issued by the Board of Directors from time to time, without stockholder action, for a variety of purposes including without limitation stock dividends or stock splits, to raise equity capital and to structure future corporate transactions, including acquisitions, as well as for other proper corporate purposes. Stockholders have no preemptive rights.

Exclusive Forum

The By-laws provide that, unless WM consents to the selection of an alternative forum in writing, the Delaware Court of Chancery will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of WM; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of WM to the company or its stockholders; (iii) any action asserting a claim pursuant to any provision of the DGCL or the Certificate of Incorporation or By-laws or as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine. The By-laws provide that any person or entity purchasing, otherwise acquiring or retaining any interest in shares of capital stock of WM are deemed to have notice of and to have consented to the exclusive forum By-law provision.

Advance Notice and Proxy Access

The By-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors.  Further, the By-laws contain a “proxy access” provision that permits a stockholder or group of up to 20 stockholders owning 3% or more of the WM’s outstanding common stock continuously for at least three years to nominate and include in WM’s proxy materials director nominees constituting up to the greater of 20% of the Board of Directors or two individuals, provided the stockholder(s) and the nominee(s) satisfy the requirements specified in the By-Laws.

Stockholder Action by Written Consent

Any action required or permitted to be taken at a meeting of stockholders may be taken by written consent if such consents, setting forth the action so taken, (i) shall be signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (ii) shall be delivered to WM in accordance with applicable law.  The By-laws provide that any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary of WM, request that the Board of Directors fix a record date.

Special Stockholder Meetings

The By-laws provide that a special meeting of stockholders may be called by the Secretary at the request of the Chairman of the Board or the Chief Executive Officer or may be called by order of the majority of the Board of Directors.  A special meeting of stockholders may also be called by the Secretary upon the written request of record holders having an aggregate “net long position” of at least 25% of the outstanding common stock of WM and having held such net long position continuously for at least one year as of the date of such request, subject to compliance with all other applicable terms and provisions of the By-laws.

Limitations on a Change of Control

WM is a Delaware corporation governed by the DGCL. Section 203 of the DGCL, subject to specific exceptions, prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•      the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by the board of directors prior to the time the interested stockholder attained that status;

•      upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•      at or after the time a person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

“Business combinations: include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an "interested stockholder" is a person that, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of our outstanding voting stock.

The provisions of Section 203, combined with WM’s Board of Directors' authority to issue preferred stock without further stockholder action, could delay or frustrate a change of control or discourage, impede or prevent a merger, tender offer or proxy contest involving us, even if such an event would be favorable to the interests of WM’s stockholders.

Liability of Directors and Officers

As permitted by Delaware law, the Certificate of Incorporation includes provisions that eliminate the personal liability of WM’s directors for monetary damages resulting from breaches of certain fiduciary duties as a director, except that a director will be personally liable for (i) any breach of his duty of loyalty to WM or WM’s stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) any transaction from which the director derived an improper personal benefit; or (iv) unlawful dividends or distributions to stockholders.

The Certificate of Incorporation and By-laws require that WM provide indemnification to the maximum extent permitted from time to time under DGCL and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of WM or any of its direct or indirect subsidiaries or while such a director or officer is or was serving at the request of the WM as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that WM is not required to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification is not to be exclusive of other indemnification rights arising under the By-laws, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Additionally, WM has direct contractual obligations to provide indemnification to each of the members of its Board of Directors and each of its executive officers. These agreements provide directors and executive officers with the same indemnification by the Company as described above and assure directors and executive officers that indemnification will continue to be provided despite future changes in the By-laws.